SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (Amendment No. 1)*

                        Odyssey Petroleum Corporation
                              (Name of Issuer)

                         Common Stock, no par value
                       (Title of Class of Securities)

                                  67612N306
                               (CUSIP Number)

                               Bruce Lieberman
                             KA Investments LDC
                    c/o Deephaven Capital Management LLC
                           1712 Hopkins Crossroads
                            Minnetonka, MN  55305
                       Facsimile No.:  (612) 542-4244
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 30, 1998
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

_________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                     (Continued on the following pages)
                              Page 1 of 5 Pages

 --------------------                                       ----------------
|CUSIP No. 67612N306 |               13D                   |   Page 2 of 5  |
 --------------------                                       ----------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KA Investments LDC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     (See Item 3)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
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               7    SOLE VOTING POWER

                    -0- (See Item 5)
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    -0- (See Item 5)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (See Item 5)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0- (See Item 5)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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
Item 1.   Security and Issuer.

          This Amendment No. 1 to Schedule 13D (the "Amendment") is filed in connection with the shares of common stock, no par value (the "Shares"), of Odyssey Petroleum Corporation, a corporation organized under the laws of Alberta, Canada (the "Company"), with principal executive offices at 1410, 530-8th Avenue S.W., Calgary, Alberta, Canada AB T2P3S8.

          This Amendment is filed to report that:

          On December 30, 1998 KA Investments LDC, a Cayman Islands corporation (the "Reporting Person"), entered into a Convertible Debenture Assignment Agreement (the "Assignment Agreement") with Melrose Resources PLC, a corporation registered under the laws of England ("Melrose"), pursuant to which the Reporting Person assigned to Melrose, for an aggregate consideration of $1,500,000, all of its right, title and interest in (i) an aggregate principal amount of $1,750,000 of the Company's 8% Convertible Debentures, due October 1, 2002 (plus accrued interest in the amount of $171,835), which are convertible into Shares (the "Debentures"),
          (ii) a warrant to purchase up to 25,000 Shares (the "Warrant," and together with the Debentures, the "Securities"), and (iii) that certain Convertible Debenture Purchase Agreement and that certain Registration Rights Agreement, each dated as of September 30, 1997 between the Company and the Reporting Person, in accordance with the terms set forth in the Assignment Agreement.

Item 2.   Identity and Background.

          (a)(f)  The Reporting Person is a Cayman Island corporation.

          (b)     The address for the Reporting Person is:

                          c/o Deephaven Capital Management LLC
                          1712 Hopkins Crossroads
                          Minnetonka, MN  55305

          (c) The principal business of the Reporting Person is investing in securities.

          (d)(e) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director, executive officer and controlling person, if any, of the Reporting Person, is set forth in Schedule A hereto. To the best knowledge of the Reporting Person each person listed on Schedule A is a United States citizen (except as otherwise noted in Schedule A) and, during the last five years, no person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree

                                 Page 3 of 5
                  or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

          The Reporting Person assigned the Securities to Melrose in the ordinary course of business. See Item 1.

Item 5.   Interest in Securities of the Issuer

          (a) As of the date of this Amendment, the Reporting Person does not beneficially own any securities of the Company.

          (b)     Not applicable.

          (c)     See Exhibit 1 attached hereto.

          (d)     Not applicable.

          (e) As of December 30, 1998, the Reporting Person does not beneficially own any securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 1.

Item 7.   Material to be Filed as Exhibits

          1.      Assignment Agreement

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 1999

KA Investments LDC



By:/s/ Gary Sobczak
   ---------------------------
      Name:  Gary Sobczak
      Title: Secretary

                                 Schedule A



I.   Control Persons of KA Investment LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Occupation:    Hedge Fund
     Address:       1712 Hopkins Crossroads
                    Minnetonka, MN 55305.

2.   Deephaven Market Neutral Fund Limited (a British Virgin Islands
     corporation)
     Occupation:    Hedge Fund
     Registered Office:  c/o International Fund Administration
                         48 Oar-La-Ville Road, Suite 464
                         Hamilton, HM11 Bermuda.

     Mailing Address:    1712 Hopkins Crossroads
                         Minnetonka, MN 55305.

II.  Control Person of Deephaven Market Neutral Trading L.P.:

     Manager and General Partner: Deephaven Capital Management LLC (a Delaware limited liability company)

     Principals:    Irvin Kessler
                    Andrew Redleaf
                    Efi Gildor

     Address:       1712 Hopkins Crossroads
                    Minnetonka, MN 55305.

III. Control Person of Deephaven Market Neutral Fund Limited:

     Advisor:  Deephaven Capital Management LLC

     Principals:    Irvin Kessler
                    Andrew Redleaf
                    Efi Gildor

     Address:       1712 Hopkins Crossroads
                    Minnetonka, MN 55305.

                                                                 Exhibit 1



                                                             Net Common
  Date         # Shares Sold   # Shares Bought   Price       Stock Position
  ----         -------------   ---------------   ------      --------------

  11/12/98          10,000              -         $0.14          31,641
  11/25/98          31,000              -         $0.10             641
    1/4/99             641              -         $0.08               0

                 CONVERTIBLE DEBENTURE ASSIGNMENT AGREEMENT

THIS AGREEMENT made as of December 30, 1998.

BETWEEN:

          KA INVESTMENTS LDC, a body corporate registered under the laws of Cayman Islands with an office c/o Tarmachan
          Capital Management at 1712 Hopkins Crossroads,
          Minnetonka, Minnesota, U.S.A. 55305 (hereinafter called the "Assignor")

                                   - and -

          MELROSE RESOURCES PLC, a body corporate registered under the laws of England with an office at No. 1 Portland
          Place, London, England W1N 3AA (hereinafter called the
          "Assignee")

WHEREAS:

a) Odyssey Petroleum Corporation (the "Company") and the Assignor made and entered into a Convertible Debenture Purchase Agreement dated as of September 30, 1997 (the "Purchase Agreement");

b) pursuant to the Purchase Agreement, the Assignor purchased and the Company issued an aggregate principal amount of U.S.$2,000,000 of the Company's 8% Convertible Debentures due October 1, 2002 (the
     "Debentures"), which Debentures are convertible on certain terms into common shares of the Company;

c) certain of the Debentures have been converted by the Assignor into common shares of the Company and, as of this date, an aggregate principal amount of U.S.$1,750,000 of the Debentures (plus accrued interest in the amount of U.S.$ 171,835.00) remain outstanding and have not been converted or redeemed (the "Outstanding Debentures"), and the Assignor is the sole beneficial owner of the Outstanding Debentures;

d) pursuant to the Purchase Agreement, the Company and the Assignor made and entered into a Registration Rights Agreement dated as of September 30, 1997 (the "Registration Agreement"), pursuant to which the Company agreed to prepare and file a Registration Statement (as defined therein) in respect of all Registrable Securities (as defined therein);

e) pursuant to the Purchase Agreement, the Company issued to and in favour of the Assignor a Warrant dated September 30, 1997 (the "KA Warrant"), which KA Warrant entitles the holder thereof to purchase 25,000 common shares of the Company at an exercise price of U.S.$3.60 per share at any time on or before September 30, 2002; and

f) the Company and the Assignor made and entered into a letter agreement dated as of October 8, 1998 (the "Standstill Agreement"), pursuant to which the Assignor agreed among other things that it would not sell or otherwise dispose of the Debentures until December 31, 1998;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT:

1. Assignment of Rights. In consideration of the aggregate amount of U.S.$1,500,000 now paid by the Assignee to the Assignor, the Assignor hereby assigns to the Assignee, without recourse all of its right, title, estate and interest in and to the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant.

2. Delivery of Agreements. Immediately upon payment of the monies pursuant to paragraph 1 hereof, the Assignor shall deliver to the Assignee all original copies of the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant, all duly endorsed for transfer and assignment to the Assignee.

3. Assumption of Obligations. In consideration of the assignment and delivery of the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant as set forth in paragraphs 1 and 2 of this Agreement, the Assignee, as of the date hereof, hereby covenants and agrees to assume all of the obligations, responsibilities, duties and liabilities of the Assignor under and pursuant to the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant.

4. Representation and Warranty. The Assignor hereby represents and warrants to and in favour of the Assignee that, as of this date, the Outstanding Debentures consist of an aggregate principal amount of U.S.$1,750,000 of the Debentures (plus accrued interest in the amount of U.S.$171,835) issued under the Purchase Agreement, that the Outstanding Debentures have not been converted or redeemed by the Assignor, and the Assignor is the sole beneficial owner of the Outstanding Debentures, that the Assignor has the power and authority to assign all of its right, title, estate and interest in and to the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant to the Assignee pursuant to this Agreement, and that the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant shall be assigned to the Assignee free and clear of any and all encumbrances, charges or liabilities of whatsoever nature. Assignee (a) represents and warrants that it is legally authorized to enter into this Agreement; (b) confirms that it has received a copy of the Purchase Agreement, the Debenture, the Registration Rights Agreement and the KA Warrants, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement and will, independently and without reliance upon the Assignor and based upon such document and information as it shall deem appropriate at the time, continue to make its own decisions in evaluating the investment; and (c) agrees that it will become a party to and will perform in accordance with their terms all the obligations which by the terms of the Purchase Agreement, the Debenture, the Registration Rights Agreement and the KA Warrants are required to be performed by it as a Purchaser (as defined in the Purchase Agreement) with respect to the assignment as set forth in this Agreement as of the date hereof.

5. Consent to Assignment. The Company, by its execution of this Agreement, hereby consents to the assignment and delivery of the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant as set forth in paragraphs 1 and 2 of this Agreement.

6. Waiver of Standstill Agreement. The Company, by its execution of this Agreement, and the Assignor hereby waive all of the provisions of the Standstill Agreement in order to permit the assignment and delivery of the Purchase Agreement, the Outstanding Debentures, the Registration Agreement and the KA Warrant as set forth in paragraphs 1 and 2 of this Agreement.

7. Further Actions. Each of the parties hereto covenants and agrees to take any and all further action, including execution and delivery of any and all required agreements, instruments or documents of whatsoever nature, required or desired in order to complete the transactions contemplated pursuant to this Agreement.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York in the United States of America.

9.   Counterparts   This Agreement may be executed in any number of
     counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.


IN WITNESS WHEREOF THE PARTIES HERETO have executed this Agreement as of the date first above written.


                              KA INVESTMENTS LDC

                              Per: /s/ Gary Sobczak
                                   -----------------------
                              Per: Secretary
                                   -----------------------

                              MELROSE RESOURCES PLC

                              Per: /s/ David W. Curry
                                   -----------------------
                              Per: Chief Executive Officer
                                   -----------------------

By its execution of this Agreement, the Company hereby agrees with the provisions of this Agreement, as of the date hereof.

                         ODYSSEY PETROLEUM CORPORATION

                         Per: /s/ Allan MacRae
                              --------------------

                         Per: President and CEO
                              --------------------